VIA EDGAR

October 29, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Benjamin Holt and Ms. Mary Beth Breslin

Re:	Willow Lane Acquisition Corp.
Registration Statement on Form S-1
Filed October 3, 2024
File No. 333-282495

Ladies and Gentlemen:

Willow Lane Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 23, 2024, regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on October 3, 2024. Changes to such Registration Statement have been incorporated into an Amended Registration Statement (the “Amended Registration Statement”), which is being filed concurrently with the submission of this response letter.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response.

Registration Statement on Form S-1 filed October 3, 2024

Appointment and removal of directors . . ., page 18

1.	We note your response to prior comment 6 and reissue. Please expand your disclosure here, and elsewhere as appropriate, including your risk factor on page 34, to also explain the number of public shares needed if a special resolution is required to approve the initial business combination, including both (i) if you assume that all outstanding shares are voted and (ii) if you assume that only the number of shares representing a quorum are voted.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 18, 26, 34, 108 and 138 of the Amended Registration Statement to address the Staff’s comment.

General

2.	We note your response to prior comment 25 and reissue, because it remains unclear whether the non-managing sponsor investors’ membership interests are subject to any transfer restrictions. For example, your revisions to disclosures on page 52 and elsewhere continue to refer to “certain limited circumstances” in which transfers are permitted but do not specify the circumstances or clarify the parties to which they apply. In addition, your disclosure in the Principal Shareholders section under “Restrictions on Transfers of Founder Shares and Private Placement Warrants” appears to address only transfer restrictions applicable to (i) the founder shares and (ii) the private placement warrants and any Class A ordinary shares issuable upon conversion or exercise, rather than the membership interests in the sponsor.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 11, 97 and 131 of the Amended Registration Statement to address the Staff’s comment.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Anthony Ain, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ B. Luke Weil
Name:	B. Luke Weil
Title:	Chief Executive Officer

cc:	Anthony Ain, Esq.